Exhibit 99.3
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
PREDEVELOPMENT PROGRESS PAVES WAY FOR MID-YEAR MINE CONSTRUCTION START AT KIBALI
Kibali, Democratic Republic of Congo, 18 April 2011 - Rapid progress on the predevelopment phase of the giant Kibali gold project is paving the way for the targeted mid-year start of mine construction.
A key element of this phase is the relocation action programme (RAP), in terms of which some 15 000 people will move from the mine site into purpose-built housing in the new model village of Kokiza nearby. Construction of the 3 700 houses needed at Kokiza started in February and families are being offered a choice of four types, each on a 600m2 stand. Also planned for Kokiza are the construction of a commercial centre, a Roman Catholic Church, preparatory and secondary schools, and a hospital.
The implementation of the RAP is supervised by a resettlement working group, made up of elected representatives of the 14 affected villages, the area’s tribal and local authorities, and the central government’s territorial administrator. It is expected that the first of the 14 villages will be relocated towards the end of the second quarter this year.
The RAP construction programme has been a significant job creator for the local community, and there are currently more than 820 Congolese employed on the project. Of these, less than 5% are semi-skilled, which means that in addition to being gainfully employed, the rest are receiving valuable on-the-job training. Wherever possible, materials such as aggregates and timber are being purchased locally.
The development of Kokiza has also required the establishment of a transport infrastructure, and to date, some 50 kilometres of primary roads and 14 kilometres of secondary roads have been built to serve the township.
Kibali, which is situated in the Orientale Province in the north-east of the DRC, is targeting the first full year of production in 2014. With probable mineral reserves already in excess of 10 million ounces and still increasing, it will rank as one of Africa’s largest gold mines. Africa’s two leading gold mining companies, Randgold Resources (LSE:RRS) (NASDAQ:GOLD) and AngloGold Ashanti (JSE:ANG) (NYSE:AU) (ASX:AGG) (LSE:AGD) (GhSE:AGA/AAD), each own 45% of the project with the DRC parastatal mining company, Sokimo, holding the remaining 10%. The mine is being developed and will be operated by Randgold Resources.
Randgold Resources’ chief executive Mark Bristow said Kibali was being developed and would be run in line with the company’s long-established partnership philosophy, which was based on the belief that all stakeholders, including the local community, should benefit from its activities.
“The enthusiasm with which this concept has been embraced by all the parties involved in Kibali has been a significant factor in advancing the project so swiftly and smoothly,” he said.

ENQUIRIES:
Mark Bristow	Willem Jacobs
Kibali chairman & Randgold CEO	Randgold GM operations Central & E Africa
+223 6675 0122/+44 788 071 1386	+27 72 614 4053/+27 82 905 6797

Louis Watum	Kathy du Plessis
GM Kibali Goldmines	Randgold investor & media relations
+243 994 035 464/+256 782 239 767	+44 20 7557 7738 randgoldresources@dpapr.com

Website: www.randgoldresources.com
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘will’, ‘plans’, ‘expects’ or ‘does not expect’, ‘is expected’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’ or ‘does not anticipate’, or ‘believes’, or variations of such words and phrases or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’ or ‘be achieved’. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to operating the Tongon mine in Côte d’Ivoire, the integration of Randgold and Moto, risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in Randgold’s filings with the US Securities and Exchange Commission (the ‘SEC’), including in the section entitled ‘Risk Factors’ in Randgold’s annual report on Form 20-F for the year ended 31 December 2010 which was filed with the US Securities and Exchange Commission (the ‘SEC’) on 31 March 2011. Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws.
CAUTIONARY NOTE TO US INVESTORS: the SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as ‘resources’, that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.